SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. ___)

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Jeffrey A. Ott Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 2002
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 5 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 858155203	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Michael Van Haren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

350
	8	SHARED VOTING POWER

13,885,945
	9	SOLE DISPOSITIVE POWER

350
	10	SHARED DISPOSITIVE POWER

13,885,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,886,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 858155203	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

          Name of Issuer:

                              Steelcase Inc.

          Title of Class of Equity Securities:

                              Class A Common Stock

          Address of Issuer's Principal Executive Office:

                              901 44th Street
                              Grand Rapids, Michigan 49508

Item 2.	Identity and Background

(a)	W. Michael Van Haren

(b)	900 Fifth Third Center 111 Lyon Street N.W. Grand Rapids, Michigan 49503

          (c)          W. Michael Van Haren is an attorney and a partner with the law firm of Warner Norcross & Judd LLP, 900 Fifth Third Center, 111 Lyon Street, NW, Grand Rapids, Michigan 49503.

          (d)          During the last five years, Mr. Van Haren has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)          During the last five years, Mr. Van Haren has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Van Haren being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)          Mr. Van Haren is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

          As of May 31, 2002, Mr. Van Haren was a co-trustee of six trusts that received disbursements of 16,693,134 shares of the Issuer's stock from a Trust under the Will of Peter Martin Wege, dated February 20, 1947. No consideration was given in exchange for those disbursements, and Mr. Van Haren has no pecuniary interest in these shares. As of the date of this filing, Mr. Van Haren is the co-trustee of only five of the six aforementioned trusts. These

CUSIP NO. 858155203	SCHEDULE 13D	Page 4 of 5

five trusts held 13,885,945 shares of the Issuer's stock as of December 31, 2002. Mr. Van Haren already owned 350 shares of the Issuer's stock that he purchased with personal funds.

Item 4.	Purpose of Transaction

          Mr. Van Haren has no plans or proposals that relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equities securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

          (a)          The reporting person may be deemed to beneficially own 13,886,295 shares of the Issuer's stock, which is 25.7% of the outstanding Class A Common Stock.

          The number of shares reported in this Item 5(a) includes 13,755,945 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

          If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Van Haren may be deemed to beneficially own approximately 9.4% of the outstanding Class A Common Stock.

          (b)          The reporting person holds the sole power to vote and dispose of 350 shares of the Issuer's stock. The reporting person holds the shared power to vote and dispose of 13,885,945 shares of the Issuer's stock as co-trustee of the trusts holding such shares. The reporting person shares the power to vote and dispose of these 13,885,945 shares with Fifth Third Bank, co-

CUSIP NO. 858155203	SCHEDULE 13D	Page 5 of 5

trustee. Fifth Third Bank is a Michigan banking corporation located at Fifth Third Center, 111 Lyon Street N.W., Grand Rapids, Michigan 49503

          (c)          None

          (d)          Of the shares reported in Item 5(a) above, 130,000 Class A shares and 2,527,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Christopher Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Diana Wege; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Johanna Osman; 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Mary Goodwille Nelson; and 2,807,189 Class B shares are held by the Peter Martin Wege Trust F/B/O Peter M. Wege, II. The named beneficiaries of these trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7.	Material to Be Filed as Exhibits

          Not applicable

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

/s/ W. Michael Van Haren
W. Michael Van Haren